Exhibit 99.1

Transforming Immuno - Oncology Using Next - Generation Immune Cell Engagers Corporate Presentation January 2018

2 2 Forward - looking statements / safe harbor This presentation and the accompanying oral commentary contain “forward - looking” statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation and the accompanying o ral commentary, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “might,” “app rox imately,” “expect,” “predict,” “could,” “potentially” or the negative of these terms or other similar expressions. Forward - looking stateme nts appear in a number of places throughout this presentation and the accompanying oral commentary and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, ou r ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combin ati on with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals f or our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functi ons , expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, fu ture transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the ris ks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Excha nge Commission. Forward - looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements. Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these forw ard - looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in th e f orward - looking statements, even if new information becomes available in the future.

3 Affimed Pioneering immune cell - based cancer immunotherapies Approach ▪ Eliminating tumor cells by engaging NK cells or T cells Pipeline ▪ Clinical and preclinical assets based on tetravalent bispecific antibody formats Leader in NK cell engagement ▪ AFM13 is the most advanced NK cell engager in the clinic with solid Phase 1 data ▪ Suitable for combinations with checkpoint inhibitors (CPIs), adoptive NK cell transfer or cytokines Differentiated T cell - based approach ▪ Two molecules in clinical development based on AFMD platform Partnerships with industry, academia, and advocacy groups ▪ Merck (MSD), MD Anderson Cancer Center (MDACC), Leukemia & Lymphoma Society (LLS )

4 Affimed’s pipeline

5 5 AFMD’s pipeline opportunities Differentiated NK and T cell engager programs AFM13: Most advanced NK cell engager in clinical development ▪ Positive efficacy data as monotherapy in HL and in CD30 - positive lymphoma ▪ Encouraging efficacy in combination with Keytruda (ORR of 83% presented at ASH 2017) ▪ CD30+ lymphoma represents a novel opportunity with limited competition (e.g. ALCL, PTCL) AFM26: Leveraging BCMA as target in autologous stem cell transplant (ASCT) - eligible patients ▪ Addressing MRD challenge in MM due to its ability to eliminate MM cells with very low BCMA expression AFM24: Potential to widen therapeutic window and address EGFR - resistant patient population ▪ First - in - class NK cell engager in solid tumors ▪ Opportunity to improve efficacy of CPIs AFM11: Well - differentiated approach for CD19+ malignancies ▪ Positioned for treatment of DLBCL and MCL ▪ Opportunity: Potential to pave path for fast market approval

6 Affimed’s tetravalent bispecific antibody formats Most competitors Bivalent, T cell focus Avidity, high specificity, tailored PK Antibody binding domains AFMD Tetravalent, NK and T cells Tumor cell T cell Tumor cell NK cell Tumor cell T cell Tumor antigen CD16A CD3 Tumor cell NK cell CD3 Tumor antigen Versatile immune cell engager formats designed for avidity, high specificity and tailored PK

7 Redirecting and activating immune cells Tetravalent, bispecific immuno - engager binding redirects NK/T cell cytotoxicity to specific tumor target

8 NK cells ▪ Crucial in the body’s defense against pathogens and malignantly transformed cells ▪ NK cell engagers can address immune evasion, which compromises immune cell activation Unique target CD16A ▪ Key activating receptor capable of “arming” the NK cell ▪ Constitutively expressed on ~95% of NK cell s Tetravalent bispecific NK cells engagers ▪ Up to 1000x higher affinity for CD16A than monoclonal antibodies ▪ Binding largely unaffected by competing IgG ▪ High potency independent of whether NK cells express high or low affinity CD16A (V/F) ▪ No binding to CD16B Targeting NK cells through high affinity binding to CD16A Addressing need of targeting malignant cells that escape elimination by current therapeutics Current IgG - based approaches AFMD approach Adapted from Koch & Tesar, Transfus . Med. Chemother ., 2017

9 Targeting NK cells Engagement of NK cells elicit effective tumor cell lysis in vitro and in vivo Target cell lysis in vitro Tetravalent, bispecific Fc - enhanced IgG Native IgG Reusch et al., MAbs , 2014; Zhao et al., Poster 2323, AACR 2016 1 2 3 4 1 2 3 4 1 2 3 4 -50 -40 -30 -20 -10 0 100 200 300 400 500 600 700 Efficacy in an in vivo PDX model Tumor volume % Change relative to baseline Tetravalent, bispecific (target - specific) Tetravalent bispecific (irrelevant target) IgG Control Preclinical data from lead candidate AFM13 demonstrate very good safety profile (toxicity data from cynomolgus monkey studies) % Specific lysis Antibody concentration ( pM )

10 10 Targeting NK cells Tetravalent, bispecific NK cell engagers can kill cells with very low target expression CD30 BCMA MHC - peptide a few thousand receptors a few hundred receptors ~ a hundred receptors

11 11 AFM13 (CD30/CD16A) (1) Clinical activity observed in mono and combination therapeutic setting Phase 1: Safety and clinical activity demonstrated in heavily pre - treated HL patients ▪ Favorable safety profile determined ▪ Tumor shrinkage in 62% (8/13) and PRs in 23% (3/13) of patients at doses of at least 1.5 mg/kg Phase 2a: Monotherapy in r/r HL (IST by GHSG, ongoing ) confirms single agent activity ▪ ORR of 29% (2/7) in patients failing standard treatments including B.V. and who were anti - PD1 naïve Phase 1b in r/r HL in combination with Merck’s Keytruda® (ongoing) with first data readout ▪ Combination is well - tolerated, dose expansion cohort initiated at highest dose ▪ 3 - month ORR compares favorably to historical ORR of pembrolizumab alone in a similar patient population • ORR of 83% (5/6) in patients failing standard treatments including B.V. (vs. 58 - 65% of anti - PD - 1 monotherapy) • 1 metabolic PR converted into CR at 6 months assessment

12 AFM13 (CD30/CD16A) (2) CD30 - positive lymphoma represents a novel opportunity (e.g. ALCL, PTCL) First evidence that NK cell engagers are able to induce tumor regression in this indication Phase 1b/2a study in r/r CD30+ lymphoma (IST by Columbia University, ongoing) with first efficacy data ▪ Translational study in patients with cutaneous manifestation enabling serial biopsies ▪ First cohort fully enrolled (1/3 analyzed), recruitment into further cohorts ongoing ▪ Patient suffering from anaplastic large - cell lymphoma (ALCL) with cutaneous manifestation ▪ Complete response of cutaneous lesions after first treatment cycle (systemic evaluation ongoing) Baseline Day 3 Day 21

13 MDACC collaboration Combination of NK cell - engaging bispecifics with adoptive NK cell transfer Development collaboration ▪ Investigation of Affimed’s NK cell engagers in combination with MDACC’s cord blood - derived NK cells ▪ Initially focused on AFM13 ▪ Approach independent of a patient‘s endogenous NK cell count with potential applicability at the time of/shortly after ASCT ▪ May pave way for combinations in further indications, e.g. multiple myeloma

14 14 AFM26 Leveraging BCMA as target in autologous stem cell transplant (ASCT) - eligible patients Medical need for a novel approach to treat multiple myeloma ▪ Treatment at or shortly after ASCT to eliminate minimal residual disease (MRD), avoiding relapse Targeting BCMA ▪ BCMA is a highly promising target for therapeutic intervention based on early clinical data (CAR - T and ADCs) ▪ Low expression of BCMA is a significant hurdle to eliminate malignant cells ▪ NKs are the first population of lymphocytes to recover post transplant; opportunity to exploit AFM26 in ASCT setting ▪ Opportunity for combination of AFM26 with adoptive NK cell transfer AF M26: Final candidate selected ▪ Differentiated MOA: High affinity engagement of NK cells • Efficacy ( in vitro ) against cells expressing very low levels of BCMA • NK cell binding largely unaffected by IgG competition ▪ Safety : Lower cytokine release vs. BiTE ▪ Convenience: Novel NK cell format selected with prolonged half life

15 15 AFM24 Targeting EGFR: Development of NK cell engagers to treat solid tumors Medical need for a novel approach to treat EGFR+ solid tumors ▪ Widen therapeutic window and address resistant patient population Targeting EGFR ▪ EGFR as validated target in solid tumors, however side effects negatively impact market potential (skin toxicity) ▪ Receptor blocking (e.g. cetuximab) cannot address activating mutations (K - RAS) AFM24: Final candidate selected ▪ Differentiated MOA: NK cell activation vs. solely receptor inhibition • Increased potency compared to cetuximab enabling NK cell - mediated killing of EGFR low cells • Efficacy against Ras - mutated, cetuximab - resistant HCT - 116 cells in a humanized mouse model ▪ Convenience: Novel NK cell format selected with prolonged half life

16 16 T cell - based therapies CAR - Ts in the lead, however, antibody - based platforms can address weaknesses T cell - based anti - tumor therapies ▪ Clinically validated for CD19 and BCMA ▪ Limited by significant associated toxicities (CRS, neurotoxicity), high COGS and accessibility (CAR - Ts) Immune cell engagers ▪ Different platforms in development ▪ Short - lived molecules ( BiTE , DART) with evidence of good efficacy ▪ Long - lived platforms with setbacks (stopped trials, low ORRs) Affimed’s tetravalent bispecific antibody platform ▪ Differentiating features ▪ Two programs in clinical development with the potential for fast development timelines • AFM11 (CD19/CD3), developed by AFMD • AMV564 (CD33/CD3) developed by Amphivena

17 Affimed’s T cell - targeting platform Well - differentiated approach designed to optimize T cell engagement Platform: Potential to overcome challenge to find the optimal therapeutic window ▪ No unspecific activation of T cells in absence of target cells ▪ Targeting tumor cells with very low target expression; lysis of tumor cells independent of number of T cells ▪ Significantly improved PK vs. BiTEs AFM11: a CD19/CD3 TandAb ▪ Determining best dose: Two Phase 1 dose - escalation trials ongoing in patients with r/r ALL and with r/r NHL, respectively ▪ Trial status: Currently recruiting into the 5 th dose cohort (ALL) and into the 3 rd dose cohort (NHL) ▪ Opportunity: Potential to pave path to fast market approval in indications such as DLBCL and MCL AMV564 (Amphivena ): a CD33/CD3 TandAb ▪ Phase 1 ongoing in r/r acute myeloid leukemia (AML) ▪ ASH 2017: Treatment with AMV564 selectively depletes myeloid - derived suppressor cells ( MDSCs) in bone marrow cells from patients with myelodysplastic syndrome (MDS) with resultant reactivation of T lymphocytes ▪ Amphivena plans to launch a Phase 1 clinical study in patients with MDS in early 2018

18 Q3 2017 Cash Flow statement ▪ Runway into early Q2 2019 * short - term deposits In thousands of € 9M 2017 Cash and cash equivalents and financial assets* end of period 41,813 Cash and cash equivalents and financial assets* beginning of period 44,894 Cash and Cash equivalents at the beginning of the period 35,407 FX related changes to Cash and Cash equivalents (1,366) Net cash used in operating activities (20,679) Cash Flow from investing activities (225) Cash Flow from financing activities 20,206 Cash and Cash equivalents at the end of the period 33,343

19 19 Milestones 2018 Maximize value from pipeline and technologies Expand NK cell engagement leadership • Develop AFM13 (CD30/CD16A) in combination with Keytruda ® in r/r HL and as monotherapy in CD30+ lymphoma • Further explore NK cell engager combinations with CPIs, adoptive NK cells or immune activating agents (IL - 2, IL - 15) • Advance AFM26 (BCMA/CD16A) and AFM24 (EGFRwt/CD16A) Focus on DLBCL, MCL and AML in T cell engagement • Generate POC for AFM11 (CD19/CD3 ) in NHL • Prepare for follow - on trial for AFM11 • Additional POC through AMV564 (CD33/CD3) in AML Use pipeline and technologies to create value through both next - generation products and partnership opportunities

20 Experienced Management Team Proven track record in biotech , pharma , product development and finance Adi Hoess, Ph.D., CEO • AFMD CEO since 2011, joined in 2010 from Jerini / Jenowis • Led AFMD IPO in 2014 • CCO at Jerini , instrumental in IPO and M&A with Shire • GM and VP Molecular Medicine at Carl - Zeiss • Co - founded MorphoSys ; VP Licensing and BD Florian Fischer, Ph.D., CFO • AFMD full - time CFO since 2014, joined in 2005 from MedVenture Partners, a company he founded • Led AFMD IPO in 2014 • CFO of Activaero GmbH and of Vivendy • Deutsche Bank and KPMG (Biotech/Healthcare) Wolfgang Fischer, Ph.D, COO, CMO (interim) • Joined AFMD in 2017 from Sandoz Biopharmaceuticals • Global Head of Program and Project Management at Sandoz Biopharmaceuticals • Regional Medical Director Hematology at Novartis Oncology • Medical Director Oncology at Novartis Switzerland Martin Treder, Ph.D., CSO • Joined AFMD in 2015 from CT Atlantic AG, a Swiss I/O company he co - founded • Co - founder of U3 Pharma (targeted cancer therapeutics) • Responsible for U3’s innovative anti - HER3 therapeutic antibodies portfolio Extensive background in general management, product commercialization, fundraising and M&A Strong financial background, lead advisor in a variety of transactions & financings life sciences/healthcare In - depth expertise in research and drug development with a focus on oncology, immunology and pharmacology Broad experience in the field of biotherapeutics R&D in I/O discovery and pre - clinical development